08029618

'ATES
.NGE COMMISSION
..ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65718

SEC Mail Processing Section
MAR 21 2008
Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gallatin Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Youngblood (212) 891-7990
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, John Youngblood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gallatin Capital, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

JACQUELINE MARRIOTT
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01MA6016651
My Comm. Expires 02/24/2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALLATIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

GALLATIN CAPITAL, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Gallatin Capital, LLC

We have audited the accompanying statement of financial condition of Gallatin Capital, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gallatin Capital, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 28, 2008

GALLATIN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	497,892
Fees receivable		1,455,459
Property and equipment, net		39,258
Prepaid pension benefits		195,358
Other assets		30,500
	$	2,218,467
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	380,705
Deferred income tax liability		56,989
Total liabilities		437,694
Members' equity		1,780,773
	$	2,218,467

See accompanying notes to financial statements.

1. Nature of business

Gallatin Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company's business is primarily comprised of subscription fees for capital raising services.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers amounts held in money market accounts to be cash equivalents.

Fees Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts at December 31, 2007.

Fee Revenues

Fee revenues are recognized in accordance with the terms of the respective placement agreements.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Maintenance and repairs are charged to expense and major renewals and betterments are capitalized. At the time property and equipment are retired or disposed of, the applicable cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to operations.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Comprehensive Income

The Company complies with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes rules for the reporting and disclosure of comprehensive income (loss) and its components. SFAS No. 130 requires the Company's change in the minimum pension liability to be included in other comprehensive income (loss).

Pension Plans

As of December 31, 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". This statement requires the recognition by the Company of the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial condition and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial condition, with certain exceptions.

3. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Furniture and fixtures	$ 35,103
Office equipment	116,512
Computer software	16,422
	168,037
Less accumulated depreciation and amortization	128,779
	$ 39,258

4. Members' equity

Members' equity consists of 1,000 authorized Class A Units and 1,000 authorized Class B Units. In accordance with the Company's operating agreement, each unit shall have the same rights, priorities and preferences except that each issued and outstanding Class A Unit entitles the holder to full voting power, the right to participate in any meeting or vote of Members, or to have any notice of such meetings. As of December 31, 2007, there were 200 Class A Units issued and outstanding.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $118,000 which was approximately $93,000 in excess of its minimum requirement of approximately $25,000.

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Commitment

The Company currently leases its operating facility under a one year agreement which expires on March 31, 2008. Subsequent to March 31, the Company will continue to lease the current space on a month-to-month basis. Approximate future minimum lease payments under this lease through March 31, 2008 are $29,000. Rent expense for the year ended December 31, 2007 was approximately $104,000.

On December 31, 2007, the Company executed an amendment to its expired lease agreement for new space with the same landlord. The amendment will expire ten years from the date the Company takes possession of the new premises. The amendment required the Company to remit an additional security deposit of approximately $229,000 upon execution, which was paid personally by the managing member of the Company until such time the Company can finalize an agreement with its bank in setting up a standby letter of credit to act as security deposit.

On December 31, 2007, the Company executed a sublease agreement for a portion of their office facility which will expire four years from the date the subtenant takes possession of its portion of the new premises.

7. Commitment (continued)

Approximate future minimum annual rental payments (net of sublease income) under the amendment are as follows:

Year Ending December 31,		
2008	$	195,000
2009		297,000
2010		304,000
2011		312,000
2012		446,000
Thereafter		3,101,000
	$	4,655,000

8. Defined benefit pension plan

The Company provides retirement benefits for certain employees under a defined benefit pension plan. Benefits from this plan are based on compensation, years of service and either fixed dollar amounts per years of service or employee compensation during the later years of employment. The assets of the pension plan consist principally of cash equivalents and annuity contracts.

The Company's funding policy is to contribute annually at least the minimum amount required by the Employee Retirement Income Security Act (ERISA) of 1974.

SFAS No. 158 requires, among other things, the recognition of the funded status of defined benefit pension plans. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service costs or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss (net of tax) in members' equity. SFAS No. 158 requires initial application for fiscal years ending after June 15, 2007. The Company's adoption of SFAS No. 158 as of December 31, 2007, is described in the following table:

	December 31, 2007 (Prior to SFAS No. 158 Adjustments)	SFAS No. 158 Adjustments	December 31, 2007 (Post SFAS No. 158 Adjustments)
Prepaid pension costs	$ -	$ 195,679	$ 195,679
Accumulated other comprehensive loss	$ -	$ (24,389)	$ (24,389)

8. Defined benefit pension plan (continued)

The Company uses December 31 as its measurement date for its pension plan.

Net periodic pension cost for the plan is as follows:

Service cost	$	153,220
Interest cost		44,582
Expected return on plan assets		(65,005)
Amortization of transition amount		(22,034)
Net periodic pension cost	$	110,763

The following table sets forth the changes in the projected benefit obligation for the year ended December 31, 2007 for the plan:

Projected benefit obligation, beginning of the year	$	969,595
Service cost		153,220
Interest cost		44,582
Projected benefit obligation, end of year	$	1,167,397

The following table sets forth the change in the fair value of plan assets for the year ended December 31, 2007 for the plan:

Fair value of plan assets at prior measurement date	$	1,300,105
Actual return on plan assets		62,650
Fair value of plan assets at current measurement date	$	1,362,755

8. Defined benefit plan (continued)

Weighted average assumptions used to determine benefit obligations for the year ended December 31, 2007:

Discount rate	5.0%

Weighted average assumptions used to determine net periodic benefit cost for the year ended December 31, 2007:

Discount rate	5.0%
Expected long-term rate of return on plan assets	5.0%

The accumulated benefit obligation for the plan was $1,167,397 at December 31, 2007.

9. Income taxes

No provision for federal and state income taxes has been recorded because the Company is a limited liability company and files its tax return as a partnership. Accordingly, the members report their share of the Company's income or loss on their income tax returns. Current income tax expense results from the New York City unincorporated business tax.

Deferred income tax expense results from differences between the book and tax basis of assets and liabilities resulting from the Company being a cash basis taxpayer. The deferred income tax liability is mainly attributable to the timing difference related to the fees receivable.

10. Major customer

For the year ended December 31, 2007 approximately $5,855,000 or approximately 90% of fee revenues were earned from one customer. Fees receivable from this customer were approximately $1,400,000 at December 31, 2007.

11. Concentration of credit risk

The Company maintains its cash balance at one financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

12. 401(k) Retirement plan

The Company maintains a contributory 401(k) Plan (the "401(k) Plan"). The 401(k) Plan is for the benefit of all eligible employees who may make voluntary contributions to the 401(k) Plan which cannot exceed $15,500 for the year ended December 31, 2007. Company contributions to the 401(k) Plan are at the discretion of management. For the year ended December 31, 2007, there were no Company contributions into the 401(k) Plan.

END